Filed by E*TRADE

(Commission File No.: 001-11921)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

(Commission File No.: 001-11921)

The following is a complete transcript of an investor call held by Morgan Stanley on February 20, 2020:

PRESENTATION

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Good morning, everyone. It’s James Gorman, excuse my throat here. Thank you for joining us on such short notice. In the room with me, Mike Pizzi, CEO of E*TRADE; and Jon Pruzan, our CFO.

We’re excited to announce that Morgan Stanley has entered into a definitive agreement to combine with E*TRADE, which, of course, is a dynamic tech-driven company with an iconic brand in the self-directed Wealth Management space. I’m personally delighted to welcome Mike to Morgan Stanley. Mike will continue to run the E*TRADE business within the Morgan Stanley franchise, and will lead the ongoing integration efforts. Mike will also join our Firm’s operating and management committees reporting to me, and we’re looking forward to leveraging his insights and also infusing our management and technology talent as we grow our combined business with the E*TRADE employees.

During today’s presentation, we’ll be referring to slides that have been posted to the Investor Relations website. This presentation may of course, include forward-looking statements. And as a reminder, outcomes can differ from expectations. Please see our disclosures in the presentation.

In our annual strategic update earlier this year, we discussed Morgan Stanley’s evolution over the last decade. We have meaningfully transformed and shifted the business mix towards more durable sources of revenue. Our combination with E*TRADE demonstrates our commitment to expanding our franchise and to evolving with changing industry dynamics. Historically, we outlined that our decision to make acquisitions must be supported by broader strategic logic to build scale in the business, open up a new vertical, or provide capabilities to expand geographically. E*TRADE meets all of these criteria. The addition of E*TRADE’s products and iconic brand will serve as a leap forward in our Wealth Management strategy. It will position Morgan Stanley to access the full spectrum of wealth across 3 client acquisition channels: financial advisory, of course, workplace; and self-directed. Through our new enhanced digital channel and combined distribution, we will deliver leading advice and provide best-in-class service and capabilities to our combined clients. A high-level summary of this, the benefits of this transaction, is outlined on Slide 4 in the deck. In addition to the benefits I’ve already mentioned, the transaction immediately fills in product and service gaps for both E*TRADE and Morgan Stanley clients. It provides meaningful growth opportunities through the combined offerings. It generates significant potential cost and funding synergies, and it provides an opportunity for an international digital wealth platform.

On Slide 5, we outlined the evolution of our Morgan Stanley franchise. This transaction represents a continuation of Morgan Stanley’s efforts to rebalance the firm. Our transformation to date is apparent. We’ve invested heavily in our Wealth Management franchise, while still meaningfully improving the business’s margins. Moreover, we successfully acquired and integrated Smith Barney, and more recently, Solium. Our management team understands how to integrate these types of transactions, and we know we can successfully bring these platforms together in partnership with our E*TRADE colleagues without disruption to the client experience.

Mike will now walk through Slide 6, which describes E*TRADE’s capabilities.

Michael A. Pizzi - E*TRADE Financial Corporation - CEO & Director

Thank you, James. We’re excited to join Morgan Stanley and look forward to all that this combination will provide our clients as we create a complete offering across the wealth spectrum. We will bring a powerful suite of platforms to this combined franchise, including our pioneering and award-winning digital brokerage offering that serves self-directed investors and active traders alike, with the #1 rated derivatives and mobile platforms in the industry. Our established and integrated digital bank, purpose-built to serve the needs of investors and traders on the go. Our leading stock plan business with easy-to-use and scalable digital tools for participants, and our innovative technology forward platforms backed by professional-grade client support. We see our offering as a strong complement to Morgan Stanley’s financial advisers. The bottom line is that our combined forces will enable us to serve a wider spectrum of clients than ever before.

Beyond our products, services and brand, we hope to bring a unique perspective, born from a long history of disruptive innovation and enriched by a deep bench of technological talent. Building off our digital heritage, the joint offering will materially accelerate Morgan Stanley’s banking capabilities as E*TRADE systems can provide the rails to build out a full-service digital bank. Beyond the smooth integration with the self-directed brokerage experience, Morgan Stanley will now be able to offer an expanded suite of banking products, including checking and savings accounts and mobile wallet capabilities. Together, we will now be able to offer banking capabilities faster to all clients, having these banking and brokerage services under one franchise creates greater opportunities for asset consolidation. Further, E*TRADE’s bank will provide an additional source of cost-effective deposits for Morgan Stanley, which Jon will discuss in a few moments.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Great. Thank you, Mike. And let me quickly click through the remaining slides, and Jon will take you through the financials on the transaction.

I’ll turn to Slide 7, please, which underscores the importance of technology in all of our Wealth Management channels for clients. E*TRADE adds functionality and capabilities across all the channels. First, we focused on the financial adviser, then added cutting-edge technology to workplace, and now we’re obviously materially augmenting our self-directed offering.

If you look at Slide 8, through this acquisition, we will be positioned to serve all channels of client acquisition. Taken together, we expect to touch nearly 13 million clients, participants and accounts to help service their various wealth needs. Our current financial advisor channel supports established wealth, and is focused on aggregating assets held away. But we’re also focused on the needs of the next generation. Our workplace offering builds on the acquisition of Solium, and now E*TRADE. E*TRADE’s digital and direct offering generally serves a younger, more active demographic. Together, these channels should help us capture clients at a faster rate. On Slide 9, we illustrate how this transaction will create a leading offering in workplace wealth, combining E*TRADE’s stock plan business with our ShareWorks platform. The combination of our businesses will further enable Morgan Stanley to accelerate initiatives aimed at enhancing our workplace offerings, providing online brokerage and digital banking capabilities to participants with the eventual goal of having a similar, or even higher, 15% capture rate of stock plan proceeds, which is commensurate with E*TRADE’s current portfolio.

Our franchises are complementary. And Slide 7 displays how this transaction will fill in product and service gaps for both companies. E*TRADE will provide Morgan Stanley wealth clients with enhanced technology, digital services, as well as we pick best-of-breed technology to service each channel. E*TRADE clients will not experience any kind of disruption simply added functionality, such as access to Morgan Stanley research and products.

Slide 11 compares Morgan Stanley’s existing Wealth Management offering with E*TRADE’s. Morgan Stanley tends to serve clients through long-standing deep relationships. E*TRADE services the next-generation, and the pipeline of emerging wealth. Having access to much younger demographic and acknowledging their demands for digital solutions is critical to the growth of our business. And as these clients’ needs become more complex, we’ll continue to service them through the current Morgan Stanley offering. Moreover, E*TRADE’s technology, product and innovation supports a faster growth model, adding over 850,000 accounts over the last 5 years. What we are most excited about is the power of these platforms in combination, significantly accelerating our growth initiatives.

Turning now to Slide 12, it highlights the meaningful revenue synergies and opportunities we now have. By combining these 2 platforms, we have extensive wallet consolidation opportunities across the full wealth spectrum. We believe our existing client base, between our core channel and our stock plan participants, has over $4 trillion of assets held away. E*TRADE increases this opportunity to over $7 trillion. Moreover, with this transaction, we are better positioned and have stronger capabilities to target these assets.

So now let me turn to Jon to talk about the financial implications of the transaction, and we’ll take your questions jointly at the end.

Thank you.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Thank you, James. Please turn to Slide 13, which highlights the significant cost savings we estimate that we can realize from this transaction. Wealth Management inherently benefits from scale. We expect to see gains from removal of duplicative systems, data centers and shared services. There are also additional savings from real estate and vendor optimization. These, among other things, should result in approximately $400 million plus in savings. The post-closing integration costs are a combination of integrating the systems of the 2 organizations, write-offs of some of our and their capitalized investments, change in control payments and costs related to severance and retention. We estimate these costs will be approximately $800 million.

Turning to Slide 14. As you can see, we will have an improved deposit profile. E*TRADE represents a low-cost, stable funding source that we will be able to incorporate into our overall bank funding. In addition, the combination provides funding benefits, which are twofold. First, E*TRADE currently sweeps $18 billion of deposits off-balance sheet, which will allow Morgan Stanley to replace approximately $18 billion of its bank wholesale funding by bringing those deposits back on balance sheet; and second, given the composition of E*TRADE’s liquidity portfolio, there is an optimization exercise we can achieve over time. We would expect to achieve funding synergies of approximately $150 million plus per year within 2 years post-close. In sum, we estimate approximately $550 million plus in total run rate synergies that should be achieved within 3 years, as shown on Slide 15.

Please turn to Slide 16 for a summary of the transaction. The transaction is an all-stock transaction with a fixed exchange ratio. Under the terms of the agreement, E*TRADE stockholders will receive 1.0432 Morgan Stanley shares for each E*TRADE share. We expect the transaction to close in the fourth quarter of this year subject to the receipt of E*TRADE shareholder approval and regulatory approvals, most notably, the Federal Reserve and the OCC.

Slide 17 highlights the pro forma financial impact to Morgan Stanley. Combining the 2 companies will increase the scale and breadth of Morgan Stanley’s Wealth Management franchise. Pro forma financials for the business include revenues of $21 billion and 8.2 million client relationships and accounts with over $3 trillion of client assets. Moreover, we estimate the deal will bring the Wealth Management PBT margin to approximately 30%, and above 30% with the highlighted synergies. For the firm, we expect the transaction to be accretive when we achieve the estimated cost and funding synergies. We will maintain our existing share repurchase program through June 2020, subject to certain restrictions, and as always, future repurchases will be subject to CCAR. At closing, given E*TRADE’s RWA profile, the transaction should be accretive to CET1 by over 30 basis points. We believe E*TRADE’s business model and earnings profile should improve our current stress testing and CCAR results. While the acquisition will be dilutive to tangible book value per share, there will be a 100 basis point plus accretion to ROTCE once estimated cost and funding synergies are fully realized.

Now back to James.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

So ladies and gentlemen, there you have it. The strategic rationale, again, is captured on Slide 18. And I’ll just say, the more we looked at this, the more attractive that became because of the multiple verticals for both growth and opportunity and the comfort level we have with the senior team at E*TRADE, who we think are world-class. With combination with our group, we’re creating the world’s best Wealth Management business across all channels.

So with that, we’ll now open it up to your questions. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Brennan Hawken with UBS.

Brennan Hawken - UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst of Financials

Congrats on the announcement, certainly exciting news to try to digest here. So a couple of questions. Any — is there — I know you had recognized that there is some dilution to tangible book, but is there any estimate for what the magnitude of that might be? And based on your sense of accretion, when do you think the earn-back period for that tangible book dilution might be?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Sure, Brennan, it’s Jon. We are taking dilution, as I mentioned — I think before I get into the specific numbers, we obviously outlined in the deck, while we thought this was such a unique opportunity to really propel our Wealth Management business to an entirely different level, and also continue the transformation of our earnings profile and the durability of the business to a more balance sheet-light — sort of capital-light, higher growth trajectory. Talking — the dilution is about 10%. As I mentioned, we expect a pickup of about 100 basis points of ROTCE, and more importantly, generating EPS accretion.

So the way we look at it is we’re growing EPS, we’re improving our earnings profile, and the stability of that earnings profile, and we’re accelerating our growth that will ultimately lead to the improvement of the long-term franchise value of the company. And that’s the way we look at it, and that’s why we obviously did it. We recognize that the breakeven period, as you’re referring to, is long. But that’s not really the way we looked at it. And I just outlined that we think this is ultimately franchise-enhancing because it accelerates our EPS and adds to accretion.

Brennan Hawken - UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst of Financials Sure without a doubt, this looks like a really, really cool deal and very exciting. When we think about the size that your — this combined stock plan business it is going to provide in the marketplace. Do you have a sense at all at how the monetization of this corporate stock plan business might end up progressing? It looks like from what you laid out on Slide 17, that you guys are — when you just talk about accretion, you’re just talking about the expense side rather than the revenue side. But given the strategic importance and the fit, particularly with the efforts you guys have made on Solium, I’m guessing that, that’s got to be pretty compelling component to this strategically over the long run. Is that fair? And is there any way to try to think about how to frame that?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Brennan, very fair. We did not include any revenue synergies in these numbers. Maybe that’s conservative, I don’t know. It’s — it obviously is conservative. We will have revenue synergies. We’re going to roll out online banking capability to several million clients in our wealth channel. We’re going to be putting advisory product and whatever else is needed across the whole E*TRADE system for those who want it. And as you point out, the stock plan business is, it’s a gem. The transaction we did with Solium, the quality that it brought to it catapulted that business. And frankly, one of the reasons we were most attracted to E*TRADE was the unbelievable job they’ve done in the stock plan business. They’ve had an absolutely killer business for a long period of time, and Mike might want to comment on it.

But apart from the obvious scale stuff, just look at the conversion rate. I mean, we’ve struggled for years to get any conversion. And we’re changing that with Solium, and they’ve done a great job doing that. The conversion rate at E*TRADE, I think, it’s 15% of assets. And they frankly think of — in our discussions that, that could be much higher because if you add in the adviser referral side to it. So there are no revenue synergies, and this is just clean, done to present it in its sort of, if you will, its least flattering light. And our job, and I think, our track record has been very focused on putting numbers out there and then delivering them plus some. And we expect to do that here, but I’m going to just ask Mike to comment on the stock plan business.

Michael A. Pizzi - E*TRADE Financial Corporation - CEO & Director

Yes, Brennan, as you know, the stock plan business has been a differentiator for us, driving a significant amount of customer asset growth as well as customer cash growth at an outsized level. It’s an important business for us, where we’ve been able to grow significantly. I think today, by joining forces, with a large distribution network of advisers, the capabilities of really adding international capability to that and allowing sort of us to retain the international proceeds as well, creates an enormous amount of value.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

And I’ll just say something else. While I’ve got you, even though you didn’t ask directly on this. But one of the beauties of this transaction is that there will be no disruption to the E*TRADE clients. They have obviously a lot of heavy trading-related clients. But there — we would just be adding to the platform where appropriate, obviously guided by the E*TRADE management. There will be no disruption to the Morgan Stanley financial advisers or clients at all. We will simply be adding services and referrals into that network that they didn’t have before.

So it’s pretty rare that you bring together businesses like this where there’s no client disruption. There will be improved technology, and there’ll be, I’m sure, delays as we roll out different programs to the systems, so it won’t all happen day 1. But we’re excited about the fact we — obviously, we love our financial advisers. We have nearly 16,000 of them. It’s a business that I’ve been in and around for 30 years, and feel passionately about. And I think this is a fantastic way to augment both what our financial advisers are doing with their clients and also provide referrals into them. And the same reverse goes on. So we’re very excited about that.

Operator

Our next question comes from Christian Bolu with Autonomous.

Chinedu Bolu - Autonomous Research LLP - Research Analyst

So James, congrats, a pretty bold move on an exciting morning. But can you talk about the genesis of the deal? Did you reach out to E*TRADE? And was that post the Schwab-Ameritrade deal? And then can you also just talk about the buy versus build dynamic? Obviously, Merrill chose to build their online platform organically, but you just paid $13 billion for yours. So help us understand the thought process there as well.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes. Well, I mean, — good morning Christian, by the way, and apologies, again, for my throat I’m perfectly well I just strained my vocal cords with all the excitement, I think. I don’t know I must have been screaming from the rooftops or something. I would say we — and you might want to put your phone on mute, it’s bouncing around a bit. I would say we didn’t just buy a platform. There are millions of clients here. There is $600 billion of client assets. There is a $50-plus billion deposit base. There are 40 years of businesses that have been built, there is an iconic brand. The platform will create the technology we love, it’s clearly going to be additive. But this is about clients, this is about market position, this is about brand, and this is about technology. So we’ve gone — we’re now at $3.1 trillion managing wealth company. We’re $600 billion-almost workplace business, we’ve got 1 of the larger direct businesses in the world. I mean, this is — there are multiple reasons to buy this, be on the platform. So I just want to put that out there.

As to the tick tock, I’m not sure we really want to get into it. I’ll just say a couple of things. I first called and spoke to E*TRADE in 2002 when I was at Merrill Lynch, and maybe you weren’t even born at that point, Christian. And then I got really serious in 2007. But we’re, obviously, given what was going on with the HELOC portfolio, there were some issues there that needed resolving and we could never get comfortable, and a deal didn’t happen. So this has been, in some ways, an 18-year transaction.

And as always, I think about strategy. Pretty simply, you’ve got to have clear strategic intent. And for a long time, I believe that these channels would converge. Your question is the right one, why not just build this? If we were spending $13 billion for the technology, I would agree with you. We’re not, obviously, as I just said. But this takes us in a one-step leapfrog. We’re not messing around. We’ve got access to many millions of clients now, and we get there immediately with a world-class player. So to me, that’s an obvious strategic call. As to the timing now, now it’s driven off where Morgan Stanley is and what our condition is. And obviously, there was a reception on the other end, I think Mike and I immediately hit it off and we had a great conversation a couple of months ago, and we talked about strategy. We didn’t talk about numbers. We just talked about the strategic fit, and that’s really the genesis of it.

Chinedu Bolu - Autonomous Research LLP - Research Analyst

Yes. And just for the, it worked out, I think it’s a great deal, by the way. So my second question is, how are you thinking about the E*TRADE RIA business? Is that a channel that you would want to grow as well? Because I’ve heard you saying things like the referrals into your FA channels, which I think is how they wanted to grow the RIA business. So maybe just talk about that channel as well.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes, that’s — it’s a business, obviously. E*TRADE started a few years ago. And I think it’s relatively small. I think it’s about $20 billion, I’m looking at Mike and, in assets, and he should comment on this. It’s obviously — that hasn’t been the overall driver of the deal. And that’s something we’ll get to when we sort of figure out how we move forward here. We’ve got to get through closing and so on. So there’s a lot to learn about the company’s RIA channel which is obviously an interesting channel. It was a referral-type program. So I think that’s something that, again, it wasn’t the prime — obviously, it wasn’t the primary motivator of the transaction. But we respect them and the RIA business, we understand a little bit, and we’ll just play that out over time. Mike, I don’t know if you want to add.

Michael A. Pizzi - E*TRADE Financial Corporation - CEO & Director

We see significant growth potential in the RIA business. And I think today, this just increases the amount of capabilities that we’re going to be able to bring and to drive that growth with.

Operator

Our next question comes from Glenn Schorr with Evercore ISI.

Glenn Paul Schorr - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Research Analyst

Curious about process first, meaning: a, were there other bidders in the process; and b, more importantly, when you spoke to the Fed in this process and is — does this imply that M&A is the best way to use excess capital? Does it say anything about future buybacks?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Glenn, thanks for calling in. I gather you’re on a cruise ship somewhere, be safe. I’m not sure I want to really get into the process, and I’ll let Mike comment or not comment on that. We’ve done our deal. I don’t really care now about the history and what might have been, and who else might have been in or around the loop. We did our deal. We paid, I think, a full and fair price, and that obviously resulted in the transaction getting done.

With the Fed, we have continuous conversations with our regulators, the Fed, the OCC, the FDIC, the SEC, European regulators, U.K. and Japan. So we’re in constant dialogue with them. Obviously, this has to get all the appropriate regulatory approvals, and we wouldn’t be entering into this if we didn’t think that from a regulatory perspective, this would be viewed favorably. Now ultimately, the approvals have to go through. So that’s not something we would have put to big chance, is what I would say on that. And the third part of your question, I missed.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

On the buyback, listen, as I mentioned in the script, Glenn, our current intention is to maintain our current buyback. As you know, we’ve got approved from last year’s CCAR on $6 billion. We’ve been buying back at $1.5 billion a quarter. With the announcement of this deal, there are going to be certain restrictions, including limitations on volume and blackout dates based on the proxy going effective and so on and so forth, as well as obviously, stock price assumptions in the model.

So as I mentioned, it’s our intent to keep the buyback in place. We would expect to utilize the full amount in the first quarter, the second quarter depending on the proxy timing, and all those sort of aforementioned assumptions. I said we would expect to utilize a substantial portion of the $1.5 billion in Q2. And then obviously, going forward, we have a submission coming up in April on CCAR, and we don’t want to get ahead of that process, but we’ll see what comes out of that.

Glenn Paul Schorr - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Research Analyst

Okay. One quickly on the business itself. I’m curious on: a, if you can internalize E*TRADE flow eventually into the great liquidity pool of Morgan Stanley; and b, how you’re going to plan on graduating clients if and when as they grow in their wealth needs.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

I think it’s a bit early to talk about what we’ll do — what we could do with the order flow. Obviously, it’s something we’ve been discussing, but we — give us a little time on that. On graduating clients, and Mike can speak from his experience, I’ll just tell you, there are a heck of a lot of households that we have relationships with that have members of their households who have online accounts, sometimes it’s the same client who deals with us, who deals with one of the other online players. We see that. Why not do all your business with Morgan Stanley and E*TRADE in 1 house? We’ll aggregate all your assets for you, we can — so there’s clearly capability where we have clients and children of clients who are dealing with their provider purely digitally. And that’s something we can now provide them. I think Mike has exactly opposite opportunity, if you will.

Michael A. Pizzi - E*TRADE Financial Corporation - CEO & Director

Exactly. I mean, for those of you who heard me speak before, we’ve talked a lot about our sort of 10% to 12% wallet share overall. What that meant has always been a great opportunity to gather that and to gain additional assets. We’ve spent a lot of time building out capabilities and doing things organically to do just that. But I think today, really leaps us forward tremendously in that ability overall.

Operator

Our next question comes from Sharon Leung with Wolfe Research.

Sharon Leung - Wolfe Research, LLC - Research Analyst

I was wondering if you can talk a little bit about how this deal improves your positioning in the annual CCAR stress test. And whether or not there’s some sort of CET1 release in CCAR that’s contemplated in your accretion analysis?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Jon?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Sure. I’ll do, I think, the second one. First, on the accretion, no. We just assumed sort of consistent buybacks through the period. And as I said, we expect the accretion to be in 2023 when we get the full realization of the cost and the funding. And as James mentioned, obviously, we see upside opportunity in that to the degree we capture revenue synergies. On CCAR, we obviously — they’re going to be filing in April, as I mentioned in the script.

Given sort of the profile of E*TRADE, which is clearly not — has very little credit and market risk on their balance sheet, should be additive to our PPNR calculations. And so we would expect — and as I said, it’s accretive to the CET1 ratio, because their balance sheet has very few RWAs. They obviously have the leverage assets, but it’s mostly high-quality investment portfolio and liquidity. So we would expect it to improve the CET1, as we’ve also talked about. We’re leverage-constrained right now. The leverage ratio doesn’t change very much. So in a leverage world, we’re probably in the same place, but slightly better because of the PPNR dynamics, and then ultimately, if SCB comes into place in CET1 in that dynamic, we’ll have more to talk about. But until that happens, I think it’s a little early to get ahead of it.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

The bottom line is, it’s not going to hurt.

Sharon Leung - Wolfe Research, LLC - Research Analyst

Okay. And then just on the funding opportunity. You noted $150 million from the replacement of, I think you said $18 billion of wholesale funding. Over time, is there opportunity to increase that, just given you have $56 million of deposits coming on board?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

I mean, yes, I mean, again, we think there’s really a couple of opportunities that I mentioned in the script. Remember, those deposits that E*TRADE has is currently earning a yield, so it’s not as simple as just assuming we can take all their deposits and deploy them. They’re pretty optimized for their current mix. But when we bring the 2 platforms together, given some of the HQLA requirements and the duration dynamic and the liabilities, we think we can do better, and which is why we showed you that $150 million number.

The other thing that’s really exciting for us is it should accelerate our deposit growth. And so as we continue to bring on more loans, which you know is a key strategy in both the wealth and the ISG lending business, we’ll be able to put that against sort of the more core deposits that E*TRADE is able to generate as opposed to wholesale funds. So longer term, there’s clearly more benefits than the $150 million that we put up on the screen.

Operator

Our next question comes from Mike Mayo with Wells Fargo.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Can you talk about the 2 separate brand names? And where you’ve seen that successful model in the past, whether in financial services or outside?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Sure. Mike, I assume you’re addressing that to me, so I’ll take it. We’ve had many brands at this institution over the years, and we continue to happen. We have joint ventures in China under the Huaxin brand. We have alternative platform under the North Haven brand. We, of course, owned Discover and ran that business under that brand. I’m a big fan of consolidating brands when there’s power to the consolidation, and I’m not a big fan of destroying brand equity simply for the purity of consolidation. So there are many financial institutions. Our original partner, if you will, the other Morgan has a brand called Chase, which they are pretty powerfully advertised around that brand. Another large institution called Bank of America has a brand called Merrill that they pretty powerfully drive that institution, and I could go on for a long time.

So with branding — and so better or for worse, I ran marketing at Merrill 20 years ago. And I believe in the power of a uniform parent brand. I think that’s important and clarity around that. But you should set your business brands based upon what the clients that they are reaching. And this is a brand that has great brand equity. They have a tremendously loyal client base of active traders, of derivative players, and obviously, of just regular customers. And it’s something I think you’d be completely nuts to get rid of. So we didn’t want to do it. And we’re going to work on the exact phraseology of the brand, but it might be something like E*TRADE powered by Morgan Stanley or supported by Morgan Stanley, we’re sort of playing with different ideas there, but this is a great brand. And I’m totally comfortable having this as part of the Morgan Stanley family.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division - Senior Analyst

And as we play around with the numbers, one follow-up, I mean, did you give an estimate for the impact to EPS? You said it’s accretive in 3 years. What’s the impact to EPS for the next 2 years?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Sure, Mike. So it’s modestly dilutive in 2021, essentially breakeven in 2022, and then the accretion occurs in 2023, and we would expect it again to accelerate, and that’s just using the cost and the funding synergies.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division - Senior Analyst

And the modest — how do you define modest? Only because there’s a lot of ways to compute these numbers?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

I’ll go with modest.

Operator

Our next question comes from Devin Ryan with JMP Securities.

Devin Patrick Ryan - JMP Securities LLC, Research Division - MD and Senior Research Analyst

Congratulations on the transaction. So I want to come back on the revenue opportunities. And I guess, specifically at the strategic update, you guys were pretty specific about the target to convert roughly 1 million of the 2.7 million corporate stock plan customers over the next 5 to 7 years. And so I appreciate you don’t want to overpromise here on the revenue opportunity. But if we apply the same percentage, the E*TRADE base, that would be about 700,000 customers, which would be, I’m sure, incremental revenue is pretty meaningful there. So I’m just trying to think about whether there would be any reason that would be reasonable math or why the customer profile would be different? And so that’s kind of part one.

And part two is just around retaining 15% of the proceeds in that business. I would think that, that number could also be decently better just given your platform. So just trying to think about a couple of the revenue opportunities here.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Devin, I’ll start, and Mike, I’m sure will want to add to it. It’s always strict. I mean, listen, we — as I said at the beginning of this call, the longer our discussions went, the more excited I became. Yes, it’s got to — there’s got to be the appropriate cost synergies. Yes, it can’t be too dilutive to make payers question and quick turnaround on EPS dilution. Yes, you’ve got to have the right culture, and you got to sort out what your strategy is around branding. Yes, there’s got to be additive platform and services. But the more we dug into it, we just saw more opportunities to gain revenue by effectively cross-selling to the different client bases.

And as you said, higher conversion rates, I mean, you start with that 15%, and Mike can talk about whether that’s a low number. They feel it’s lower. I’m not going to speak for him on that. But clearly, we see very significant revenue opportunities over the next 10 years. And you look at where our Wealth Management business has come since we added in the lending products, since we gathered deposits, when we started with this, we had $500 billion assets and we had $5 billion in revenue, and we had $1 billion in deposits. And now we’re sitting on what would be $3.1 billion — $3.1 trillion dollars in assets, $21 billion in revenue, 30% margin and $220 billion, I think, in deposits. There is just so many ways in which we can add value to our clients. And you’ve pointed some of the obvious ones. We’re deliberately not putting numbers on that because we’re going to close this deal first. We got a lot of hard yards to get done. But we wouldn’t be doing it if we didn’t think there’s real power there. Mike, on the

Michael A. Pizzi - E*TRADE Financial Corporation - CEO & Director

Yes. I fully agree. I mean, beyond just stock plan, looking at the main businesses, the amount of wealth that our clients hold away from us, keeping their self-directed money with us and large amounts of advised assets elsewhere, creates enormous potential to consolidate and grow assets over time. Add to that, in corporate services, really dominating the market in terms of just the amount of flows that will be generated from that across proceeds and international as well. I think it should give us — give a great opportunity to generate substantial revenue synergies over time.

Devin Patrick Ryan - JMP Securities LLC, Research Division - MD and Senior Research Analyst

Okay, terrific. And then, James, you had mentioned kind of convergence of business models in the industry, which I completely agree with. I’m trying to think bigger picture here around the evolution of the industry, and there’s clearly a lot going on with consolidation today and people leveraging digital platforms and new customer acquisition channels. As you think about the Morgan Stanley Wealth Management platform moving forward, how does your thought integrating this potentially affect your pricing throughout the platform, or customer behavior potentially your Morgan Stanley customers going more self-directed that are high-touch today? Or people that are potentially low-touch using more of these capabilities? I’m just trying to think about the bigger picture here in terms of pricing and new customer utilization.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes. Self-direct has been around, Devin, as you know, for 30-plus years. So people have had plenty of opportunity to go self-direct to want to go self-direct. The people who deal with us for financial advice have very complex financial situations, and they want an adviser in the middle of it. And they’re paying on average, if you do the math, I think we’re in the 70 basis point range. That, frankly, represents to me great value, with the range of services that we’re offering from setting up family foundations to setting up UGMA accounts to transition wealth, working with the estate planners, and plus all of their — managing all of their bond portfolios.

And everything else that we do, we’re not seeing pricing pressure on that. If somebody wants to trade online on their own, and God bless them and may do already. We have a lot of clients, and some of them are with Mike’s organization already. Our opportunity is to get those — doing that have advisory relationships that aren’t Morgan Stanley, and get them over here. And similarly, those who have direct relationships that aren’t E*TRADE they can get them over here. So I’m not — I don’t think there’s a pricing sort of flow-through on this. I think there’s a growth opportunity flow-through.

Operator

Our next question comes from Mike Carrier with Bank of America.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Just first on the expense side and the synergies. Like on one hand, I think it makes sense, just when I think about your guys’ business and then E*TRADE, there are a lot of differences and similarities. It seems like the $400 million number on like E*TRADE or the combined expense base is still, I would say, on the low side. So I’m just trying to understand some of the areas that you are targeting. Obviously, there are certain areas that you’re keeping to basically grow the business and expand the business, but just a little bit more clarity on that would be helpful.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

I’ll just start and then open up to both these guys. I mean, listen, this is very early days. And if we’re being accused of being too conservative, that’s fine. We’ll take that. We’re not trying to gut this business. This is a great business. And there are many, many powerful parts to it. So we want to be able to do this transaction without feeling like we have to take out $1 billion dollars of expenses or something. That’s just not what we’re trying to do here. We’re trying to grow.

But that said, there are obviously a lot of duplicative systems and platforms. And between — or the real estate that we have in our organization, a lot of the things that don’t relate to people, some of which do, but a lot of things that just relate to the whole infrastructure we have across our organizations. And Jon has really led with Mike’s team, the work we’ve done on synergies. But given this came together pretty quickly, and we — for obvious reasons, didn’t have a lot of people over the wall. There’s a lot more detail we’ll be doing in the next 6 months. But Jon and Mike, do you guys have a…

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Yes. And again, I tried to highlight some of those, and we put some on the screen. Some of the ones that I think we feel very good about around the data center consolidation and some of the sort of the guts and the sort of back office, if you will, organizations over time coming together. Given our scale, we should get benefits from just a cost per trade or type of an operations-type number, being able to run more efficiently on our scale platform the classic shared services dynamics to it. So there’s really a lot of opportunity that we see in the combination.

And as James said, we are going to continue to invest in the products and the capabilities and the platform and the brand. So again, it was an attempt to try to look at areas that wouldn’t cause disruption to clients. We’ll be able to continue to provide innovative products, and we came up with the $400 million number, and we feel very comfortable with that.

Michael A. Pizzi - E*TRADE Financial Corporation - CEO & Director

I do not have much to add to that.

Michael Roger Carrier - BofA Merrill Lynch, Research Division - Director

Okay. That’s helpful. And then just strategically, when you look at the trends in Wealth Management, whether it’s demographics, technology, it seems like you having the adviser, the corporate and direct capabilities like all-in-one platform, that makes a ton of sense. Like culturally, it tends to be a bit of a challenge, just in terms of like the high net worth versus like the direct. So when you guys think about like keeping your brand, but also from like a marketing, from an advertising and trying to like retain Morgan Stanley, but also grow or you take advantage of the opportunity in the direct side with E*TRADE, like how do you balance that? Or how do you strategically try to migrate that?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

You know this company has come a long way. I was actually looking through some of our history on the weekend. And in 1972, we only were a corporate finance house, and then we boldly decided to launch ourselves into the sales and trading arena, and somewhat reluctantly, I think if I read the stories back then, by 1977, 5 years later, 50% of our revenues were Sales & Trading. And the big concern was, well Sales & Trading people are not the same people as banking people, and would we get over the cultural thing. In 1977, we made our first acquisition in Wealth Management, most people don’t know that, they think that Dean Witter was the first acquisition, in fact we bought a place named Shuman Agnew in 1977, and the CEO then said — he thought within 5 years, we would be 25% Wealth Management. He was right on the 25%, but it took — see, I’m not even sure I can count it, took 30 years to get there, 2010 not 1985. When we bought Smith Barney, people said you couldn’t possibly integrate what was Legg Mason, E.F. Hutton, Shearson, all of the pieces that made up Smith Barney and put it together with the old private wealth Morgan Stanley with the Dean Witter, , somehow, we managed to do that.

The commonality of our businesses are — we’re markets-placed businesses. We’re all in the markets. When Mike’s sitting on the operating committee, and we’re talking about what’s going on in the prime brokerage business, he understands that business. We all have a commonality of language, and I don’t think, yes, we’re different — we do different jobs, and yes, we have different backgrounds in some of our businesses. But honestly, there are so many different people across our 60,000 employees now. That’s not an issue. One of the commonality is around our values, the culture of the organization, treating people to respect, giving back to our communities, the things that we share in common, that’s where you’ve got to find commonality. And the core of it on the business side is we’re a markets-based company. Mike?

Michael A. Pizzi - E*TRADE Financial Corporation - CEO & Director

I think that was very well said. And I really don’t have a whole lot to add. I think those are the elements of culture. I think we share a lot of elements of culture. Maybe a little different in dress code, but outside of a few obvious ones, we share a lot of the core elements that matter.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Mike did ask me if I had a pair of jeans, and the answer is yes, I do. So I will add that.

Operator

Our next question comes from Matt O’Connor with Deutsche Bank.

Matthew D. O’Connor - Deutsche Bank AG, Research Division - MD in Equity Research

I was wondering if you could talk about the underlying earnings power that’s assumed for E*TRADE in 2023? I think there might be a $6 target out there, that at one point they had, that obviously implies a big increase from here. And frankly, I’m not as close to the E*TRADE side of things, but I’m just trying to better understand what’s being assumed on the earnings power. And how confident you are in getting there?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Yes. Again, it’s Jon. Just - 2023, as I said, it’s accretive. The way we built up the model really was from our side. We use the IBES for 2020 and 2021, and then use reasonable growth rates thereafter. More conservative than Mike’s public target that’s out there, and with those assumptions, including the $400 million and the $150 million, as I said, we get to accretion in 2023.

Matthew D. O’Connor - Deutsche Bank AG, Research Division - MD in Equity Research

Okay. — Care to put any specific numbers out there in terms of the earnings assumes?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

In 2023, no. I think, again, it was more conservative than Mike’s plan, and we feel very comfortable with the accretion path that we laid out.

Operator

And our next question comes from Michael Brown with KBW.

Michael C. Brown - Keefe, Bruyette, & Woods, Inc., Research Division - Associate

This is Mike Brown on for Brian Kleinhanzl. So I just wanted to talk about the structure of the transaction. So clearly, at the current valuation levels here, your currency and stock deal was strong. But given the EPS accretion could have been higher if you use the mix of cash and stock, cash piece being funded by some debt. Why not go down that route? Was it just due to the impact of the capital ratios? Or is it certainly conversations with the Fed? Any color there would be helpful.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

I mean there is no regulatory input on structure of the transaction. This was entirely our decision and what was comfortable for E*TRADE. We feel good about the stock. We wanted to use stock, and we’re — we obviously, as Jon said, we have our buyback program still in place. We can use that over time by continuing to buy stock to support the stock. So this was the combination. We feel it’s a powerful move for the equity holders, and now E*TRADE shareholders are going to be equity holders.

Michael C. Brown - Keefe, Bruyette, & Woods, Inc., Research Division - Associate

Okay, great. And then on the integration-related costs, what is kind of the trajectory there? Should we expect most of that to flow through in the kind of fourth quarter and the first half of ‘21? Just to make sure we kind of model that piece correctly.

James Patrick Gorman - Morgan Stanley - Chairman & CEO

Yes, Mike, I think you’re going to have to wait to do your modeling a little bit. We’re going to get through the closure. We’ll learn a lot more about each other’s companies in the next 6 months, and we’ll have a much clearer sense of the actual trajectory of both — the post-close. There’s some restructuring costs that are immediate post-closing, but a bunch of these things will take months. So we’ll come back to you on that.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Yes. And just to clarify, that $800 million is a post-closing number, and I would suspect that it would be further out than your expectation in terms of immediate, because again, it was described as post-closing.

Operator

Our next question comes from Jeff Harte with Piper Sandler.

Jeffery J. Harte - Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Looking at the corporate services business, is there much for client overlap? And I guess along those lines, can you give us some indication of what the combined entity would be looking at market share-wise in that business?

James Patrick Gorman - Morgan Stanley - Chairman & CEO

It’s a little bit early to talk about share. And I don’t believe there is much client overlap. Obviously, we haven’t gone client by client, we haven’t had an opportunity to do that. But I think — and if you look at just typically, the corporate plans are not shared. They have a much smaller number of plans. More participants per plan, and more asset balances per plan. We probably play more in the public domain. There’s some — a lot of pre-IPO plans through the mix. But no, I don’t think there’s much overlap at all.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Yes, from a participant perspective, it’s, obviously — I guess, if someone had 2 employers, but I wouldn’t expect much overlap.

Jeffery J. Harte - Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Okay. And as we look at the deposit increase in the funding cost saves, I mean, should we be thinking about that more as a function of mix versus deployments? I guess I’m maybe asking, are there current Morgan Stanley businesses that could be funded by deposits that currently aren’t?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

No. Again, I think that — as I’ve mentioned, the $150 million — first of all, we should be able to realize that more quickly than the cost savings. So a 2-year process as opposed to a 3-year process. You could assume that everything that can be in the bank currently as —from an overall perspective is in the bank. We would expect the banks to grow as we continue to increase our lending balances. But from that perspective, we’re pretty optimized from a bank and a broker-dealer at this point.

Operator

Thank you. Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448	Media Relations: 646-521-4418
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Investor Relations: 1-212-762-8131	Investor Relations: 1-646-521-4406
investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise will be set forth in the proxy statement/prospectus and other relevant matters when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2018 and its proxy statement filed with the SEC on April 5, 2019. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 26, 2019. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the proxy statement/prospectus on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.